Exhibit 99.3

BELITE BIO, INC

PROXY/VOTING CARD

THIS PROXY/VOTING CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF BELITE BIO, INC FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 15, 2025.

The undersigned shareholder of Belite Bio, Inc, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders (the “AGM”) and proxy statement, each dated March 18, 2025, and hereby appoints ___________________ (insert name) or failing him/her, the Chairman of the AGM, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of Belite Bio, Inc, 12750 High Bluff Drive Suite 475, San Diego, CA 92130, United States, at 9:30 a.m. (Pacific Time) on April 15, 2025, and at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposal:

Proposal 1: Re-election of Mr. Yu-Hsin Lin as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Re-election of Mr. Hao-Yuan Chuang as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3: Re-election of Ms. Wan-Shan Chen as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 4: Re-election of Mr. John M. Longo as an independent director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 5: Re-election of Mr. Ita Lu as an independent director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 6: Re-election of Mr. Gary C. Biddle as an independent director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 7: Removal of Ms. Hung-Wei Chen as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 8: Election of Ms. Xiao-Hui Chen as a director of the Company.

For	Against	Abstain
☐	☐	☐

Dated: ___________, 2025

Shareholder Name:

________________________

________________________

Signature

This Proxy/Voting Card must be signed by the person registered in the register of members of the Company at the close of business on March 14, 2025, Cayman Island Time. In the case of a corporation, this Proxy/Voting Card must be executed by a duly authorized officer or attorney.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Chairman of the AGM will be appointed as your proxy.

2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the meeting unless revoked prior to the meeting or the shareholder attends the meeting in person or completes and returns this form appointing a specific proxy.

3.	Whether or not you propose to attend the meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and submitted (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to the attention of Ms. Jennifer Wu, Belite Bio, Inc, 12750 High Bluff Drive Suite 475, San Diego, CA 92130, United States, as soon as possible and in any event not later than April 11, 2025, at 6:00 p.m. (Pacific Time). Returning this completed form of proxy will not preclude you from attending the meeting and voting in person if you so wish.

4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7.	Any alterations made to this form must be initialed by you.